EXHIBIT 8.1

LIST OF SUBSIDIARIES

Name of Subsidiary Organization	Jurisdiction of Incorporation or

ATIF LIMITED	Hong Kong

Huaya Consultant (Shenzhen) Co., Ltd.	PRC

Qianhai Asia Era (Shenzhen) International Financial Services Co., Ltd	PRC

Leaping Group Co., Ltd.*	Cayman Islands

Yue Zhong International Co., Ltd	BVI

Yue Zhong Media Co., Ltd	Hong Kong

Yuezhong (Shengyang) Technology Co. Ltd	PRC

Leaping Media Group Co., Ltd.	PRC

Yuezhong (Beijing) Film Co., Ltd.	PRC

Shenyang Tianniu Media Co., Ltd.	PRC

Yuezhong Media (Dalian) Co., Ltd	PRC

Harbin Yuchuzhong Media Co., Ltd.	PRC

Shenyang Xiagong Hotel Management Co., Ltd	PRC

Liaoning Leaping International Cinema Management Co. Ltd	PRC

* A majority-owned subsidiary of ATIF Holdings Limited

ATIF LIMITED Hong Kong

Huaya Consultant (Shenzhen) Co., Ltd. PRC

Co. Ltd

* A majority-owned subsidiary of ATIF Holdings Limited